

07007283

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
## FORM X-17A-5
### PART III

| SEC FILE NUMBER |
| --- |
| 8- 19014 |

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING __10/1/06__ AND ENDING __9/30/07__
                                 MM/DD/YY                              MM/DD/YY

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Samuel A. Ramirez & Co., Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

| OFFICIAL USE ONLY |
| --- |
| FIRM I.D. NO. |

61 Broadway, Suite 2924
(No. and Street)

New York              New York              10006
(City)                         (State)                      (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
John V. Kick                                              212-248-0533
                                                    (Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron, LLP
(Name – if individual, state last, first, middle name)

622 Third Avenue        New York        New York        10017
(Address)             (City)                    (State)            (Zip Code)

CHECK ONE:

       ☒ Certified Public Accountant

       ☐ Public Accountant

       ☐ Accountant not resident in United States or any of its possessions.

| FOR OFFICIAL USE ONLY |
| --- |
| |

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant
must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of
information contained in this form are not required to respond
unless the form displays a currently valid OMB control number.

## OATH OR AFFIRMATION

I, __Samuel A. Ramirez__ , swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of __Samuel A. Ramirez & Co., Inc.__ , as of __September 30__ , 20_07_ , are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

_____President/ CEO_____
Title

Notary Public

DANIEL J. DONOHUE
NOTARY PUBLIC, State of New York
No. 01DO4731804
Qualified in Westchester County
Commission Expires Feb. 28, 20_11_

This report ** contains (check all applicable boxes):
- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).**

**SAMUEL A. RAMIREZ & COMPANY, INC.**

INDEPENDENT AUDITORS' REPORT
PURSUANT TO RULE 17a-5(d)

SEPTEMBER 30, 2007

# CONTENTS

Pursuant to Rule 17a-5 of the SEC, the Company's annual report as of September 30, 2007 is available for examination and copying at the principal office of the Company and at the New York regional office of the SEC.



**Marks Paneth & Shron** LLP

Certified Public Accountants
and Consultants

## INDEPENDENT AUDITORS' REPORT

Board of Directors
Samuel A. Ramirez & Company, Inc.

We have audited the accompanying statement of financial condition of Samuel A. Ramirez & Company, Inc., as of September 30, 2007, and the related statements of income, changes in stockholder's equity and cash flows for the fiscal year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Samuel A. Ramirez & Company, Inc. at September 30, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on page 10 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

*Marks Paneth + Shron LLP*

New York, NY
November 15, 2007

622 Third Avenue
New York, NY 10017-6701
Telephone 212 503 8800
Facsimile 212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone 516 992 5900
Facsimile 516 992 5800

Website www.markspaneth.com

 Associated worldwide
with JHI

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF FINANCIAL CONDITION

SEPTEMBER 30, 2007

ASSETS

| | | |
|---|---|---|
| Cash | $ | 47,046 |
| Deposits with clearing agents | | 250,000 |
| Due from clearing agents | | 1,050,737 |
| Receivables from broker, dealers, and counterparties | | 1,749,336 |
| Marketable securities owned, at market value | | 7,728,171 |
| Due from affiliates | | 1,318,691 |
| Furniture, equipment and leasehold improvements, at cost, less accumulated depreciation and amortization of $1,082,893 | | 318,351 |
| Other assets | | 429,742 |
| Deferred income taxes | | 58,400 |
| | $ | 12,950,474 |

LIABILITIES AND STOCKHOLDER'S EQUITY

| | | |
|---|---|---|
| Liabilities | | |
| Accrued expenses and other liabilities | $ | 3,014,406 |
| Bank loan payable | | 34,722 |
| Payables to brokers, dealers, and counterparties | | 277,053 |
| Income taxes payable | | 43,408 |
| Total Liabilities | | 3,369,589 |
| Commitments and contingencies | | |
| Stockholder's equity | | |
| Common stock, $.10 par value, 100,000 shares authorized; 24,176 shares issued and outstanding | | 2,418 |
| Additional paid-in-capital | | 1,231,783 |
| Retained earnings | | 8,346,684 |
| Total Stockholder's Equity | | 9,580,885 |
| | $ | 12,950,474 |

See notes to financial statements.

SAMUEL A. RAMIREZ & COMPANY, INC.

STATEMENT OF INCOME

FISCAL YEAR ENDED SEPTEMBER 30, 2007

| | | |
|---|---|---:|
| **REVENUES** | | |
| Net trading profit and commission income | $ | 7,288,437 |
| Investment banking and underwriting revenue | | 9,227,694 |
| Financial advisory, placement, and remarketing fees | | 656,614 |
| Interest income | | 357,808 |
| Other income | | 244,744 |
| Total Revenues | | 17,775,297 |
| **EXPENSES** | | |
| Employee compensation and benefits | | 12,763,112 |
| Brokerage and clearing fees | | 863,421 |
| Communication and technology services | | 1,125,537 |
| Occupancy | | 783,368 |
| Other operating expenses | | 1,327,300 |
| Interest | | 43,869 |
| Total Expenses | | 16,906,607 |
| **INCOME BEFORE INCOME TAXES** | | 868,690 |
| **INCOME TAXES (BENEFIT)** | | |
| Current | | 431,314 |
| Deferred | | (102,400) |
| Total Income Taxes | | 328,914 |
| **NET INCOME** | $ | 539,776 |

# SAMUEL A. RAMIREZ & COMPANY, INC.

## STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

### FISCAL YEAR ENDED SEPTEMBER 30, 2007

|  | Common Stock | | Additional Paid-in-Capital | Retained Earnings | Total Stockholder's Equity |
|---|---|---|---|---|---|
|  | Outstanding Shares | Amount |  |  |  |
| Balance, September 30, 2006 | 24,176 | $ 2,418 | $ 1,231,783 | $ 7,806,908 | $ 9,041,109 |
| Net income | - | - | - | 539,776 | 539,776 |
| Balance, September 30, 2007 | 24,176 | $ 2,418 | $ 1,231,783 | $ 8,346,684 | $ 9,580,885 |

See notes to financial statements.

# SAMUEL A. RAMIREZ & COMPANY, INC.

## STATEMENT OF CASH FLOWS

### FISCAL YEAR ENDED SEPTEMBER 30, 2007

| | | |
|---|---|---:|
| **CASH FLOWS FROM OPERATING ACTIVITIES** | | |
| Net income | $ | 539,776 |
| Adjustments to reconcile net income to net | | |
| cash provided by operating activities | | |
|   Depreciation and amortization | | 99,550 |
|   Deferred income taxes | | (102,400) |
|   Loss on abandonment of leasehold improvement | | 40,215 |
|   Decrease (increase) in assets: | | |
|     Receivables from broker, dealers, and counterparties | | 396,536 |
|     Marketable securities owned | | 1,243,551 |
|     Prepaid and refundable income taxes | | 43,732 |
|     Due from/to clearing agent | | (3,535,249) |
|     Other assets | | 24,043 |
|   Increase in liabilities: | | |
|     Accrued expenses and other liabilities | | 1,177,290 |
|     Payables to brokers, dealers, and counterparties | | 241,761 |
|     Income taxes payable | | 43,408 |
| **Net Cash Provided by Operating Activities** | | 212,213 |
| | | |
| **CASH FLOWS FROM INVESTING ACTIVITIES** | | |
| Increase in due from affiliates | | (197,000) |
| Acquisition of property | | (47,187) |
| **Net Cash Used by Investing Activities** | | (244,187) |
| | | |
| **CASH FLOWS FROM FINANCING ACTIVITIES** | | |
| Proceeds from bank loan | | 50,000 |
| Repayment of bank loan | | (15,278) |
| **Net Cash Provided by Financing Activities** | | 34,722 |
| | | |
| **NET INCREASE IN CASH** | | 2,748 |
| Cash at September 30, 2006 | | 44,298 |
| **Cash at September 30, 2007** | $ | 47,046 |
| | | |
| **SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION** | | |
| Cash Paid During the Year for: | | |
|   Interest | $ | 43,869 |
|   Income taxes | $ | 1,859 |

See notes to financial statements.

## 1. ORGANIZATION AND NATURE OF BUSINESS

Samuel A. Ramirez & Company, Inc. (the "Company"), (A Wholly-Owned Subsidiary of SAR Holdings, Inc.) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Company trades primarily in municipal debt securities. Customer accounts are maintained on a fully disclosed basis with a clearing agent.

## 2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

### Marketable Securities Owned

Marketable securities owned consist primarily of municipal obligations of various United States jurisdictions and are stated at quoted market values.

Included in marketable securities at September 30, 2007 are obligations of the following entities:

| | |
|---|---|
| Commonwealth of Puerto Rico* | $ 3,298,927 |
| State of New York* | $ 2,448,882 |
| State of Texas* | $   758,524 |

* Includes various subdivisions and authorities.

### Revenue Recognition

Net trading profit arising from securities transactions entered into for the account and risk of the Company and related commission expenses are reported on a trade date basis. The difference between cost and market is included in net trading profit. Commission income and related expenses arising from agency transactions are reported on a settlement date basis.

Revenues related to investment banking and underwriting activities are generally recognized on the offering date of the transaction.

### Depreciation and Amortization

Depreciation and amortization are provided on both the straight-line method and accelerated methods over the estimated useful lives.

SAMUEL A. RAMIREZ & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2007

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

Income Taxes

The Company files its Federal income tax return as a member of a consolidated group. Provisions for income taxes are based upon results reported for financial statement purposes. Deferred income taxes are provided for significant temporary differences between financial statement and income tax reporting.

Use of Estimates

Preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from these estimates.

3. DUE FROM/TO CLEARING AGENTS

The receivable/payable from/to the clearing agent results from the Company's securities transactions. Amounts payable are collateralized by securities owned by the Company. Interest on receivable balances is earned at the federal funds rate less a fixed number of basis points. Interest on payable balances is charged at the federal funds rate plus a fixed number of basis points.

4. INCOME TAXES

The current income tax expense for the fiscal year ended September 30, 2007 consisted of the following:

| | | |
|---|---|---|
| Federal | $ | 277,030 |
| State and local | | 154,284 |
| | $ | 431,314 |

The provision for income taxes does not bear the anticipated relationship to income before income taxes due primarily to the exclusion of Federally tax-exempt interest income, non-deductible interest expense and the non-allowable portion of meals and entertainment expense.

5. DEFERRED INCOME TAXES

The Company has a deferred income tax asset of $58,400 at September 30, 2007. Deferred income tax, results primarily from the effect of differences in timing of deductions for rent, certain compensation, and depreciation for financial statement purposes than for tax reporting purposes.

The deferred income tax benefit for the fiscal year ended September 30, 2007 consisted of the following:

| | |
|---|---|
| Federal | $ (67,700) |
| State and local | (34,700) |
| | $ (102,400) |

6. DUE FROM AFFILIATES

Amounts due from affiliates are non-interest bearing and due on demand.

7. BANK LOAN PAYABLE

The Company has a loan from a bank payable in monthly principal payments of $1,389 commencing October 19, 2006 through October 19, 2009. The loan bears interest at 2% below prime (the prime rate was 8.25% at September, 30 2007.) The outstanding balance of $34,722 was repaid on October 24, 2007.

8. NET CAPITAL AND RESERVE REQUIREMENTS

The Company is subject to the Uniform Net Capital Rule under the Securities Exchange Act of 1934 (the "Rule"). The Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1.

At September 30, 2007, the Company's net capital of $7,788,203 exceeded required net capital of $250,000 by $7,538,203, and the ratio of aggregate indebtedness to net capital was .19 to 1.

Under the exemptive provisions of rule 15c3-3, the Company is not required to segregate funds in a special reserve account for the exclusive benefit of customers.

SAMUEL A. RAMIREZ & COMPANY, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

SEPTEMBER 30, 2007

9. COMMITMENTS AND CONTINGENCIES

The Company leases office space in New York, California, Illinois, Puerto Rico, Texas, Florida and Connecticut, under leases expiring on various dates through March 31, 2017. Rent expense for the year ended September 30, 2007 was $695,404.

The minimum annual rentals, exclusive of real estate taxes, utilities, and labor wage rate escalations in excess of the base year, are as follows:

Fiscal year ended September 30,

| | |
|---|---|
| 2008 | $ 664,681 |
| 2009 | 574,218 |
| 2010 | 571,203 |
| 2011 | 508,238 |
| 2012 | 547,391 |
| Thereafter | 2,402,068 |
| | $ 5,267,799 |

The Company is a defendant or co-defendant in various legal actions involving various claims that arose in the normal course of business. Management does not expect the Company to suffer any material liability by reason of such actions, nor does it expect that such actions will have a material effect on the Company's liquidity or operating results.

## SAMUEL A. RAMIREZ & COMPANY, INC.

## COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
## AND AUDITORS' STATEMENT PURSUANT TO RULE 17a-5(d)(4)

## SEPTEMBER 30, 2007

| | | |
|---|---|---:|
| **NET CAPITAL** | | |
| Stockholder's equity, qualified for net capital | $ | 9,580,885 |
| | | |
| Add: discretionary liabilities | | 1,928,800 |
| | | |
| Deductions and/or credits | | |
| Non-allowable assets: | | |
| Property and equipment (net of accumulated depreciation and amortization) | | 318,351 |
| Accrued income | | 1,240,764 |
| Other assets | | 391,499 |
| Due from affiliates | | 1,318,691 |
| Other deductions | | 20,000 |
| | | 3,289,305 |
| | | |
| **NET CAPITAL BEFORE HAIRCUTS ON SECURITIES POSITIONS** | | 8,220,380 |
| | | |
| HAIRCUTS ON SECURITIES POSITIONS | | |
| Trading and investment securities | | 363,669 |
| Undue concentration and contractual commitments | | 68,508 |
| | | 432,177 |
| | | |
| **NET CAPITAL** | | 7,788,203 |
| | | |
| MINIMUM NET CAPITAL REQUIRED | | |
| $250,000 or 6-2/3% of aggregate indebtedness | | |
| of $1,458,401 whichever is greater | | 250,000 |
| | | |
| **EXCESS NET CAPITAL** | $ | 7,538,203 |
| | | |
| AGGREGATE INDEBTEDNESS | | |
| Accounts payable, accrued expenses and other | $ | 1,458,401 |
| | | |
| Ratio of aggregate indebtedness to net capital | | .19:1 |

No material differences exist between the above computation of net capital under Rule 15c3-1 and that filed with the Company's September 30, 2007 FOCUS Report.

**SAMUEL A. RAMIREZ & COMPANY, INC.**

AUDITORS' SUPPLEMENTAL REPORT ON
INTERNAL CONTROL

SEPTEMBER 30, 2007



**Marks Paneth & Shron** LLP

*Certified Public Accountants and Consultants*

Report on Internal Control Required by SEC Rule 17a-5 for Broker-Dealers Claiming an Exemption from SEC Rule 15c3-3

Board of Directors
Samuel A. Ramirez & Company, Inc.

In planning and performing our audit of the financial statements of Samuel A. Ramirez & Company, Inc. (the Company), as of and for the fiscal year ended September 30, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control), as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to

622 Third Avenue
New York, NY 10017-6701
Telephone  212 503 8800
Facsimile   212 370 3759

88 Froehlich Farm Boulevard
Woodbury, NY 11797-2921
Telephone  516 992 5900
Facsimile   516 992 5800

Website   www.markspaneth.com


Associated worldwide
with JHI

assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at September 30, 2007 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority (FINRA) and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

*Marks Paneth & Shron LLP*

New York, NY
November 15, 2007

# END